Mail Stop 4561

November 9, 2006

Mr. Lewis R. Belote, III
Chief Financial Officer
Move, Inc.
30700 Russell Ranch Road
Westlake Village, CA 91362

      Re: **Move, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Quarterly Period Ended March 31, 2006
              Form 10-Q for the Quarterly Period Ended June 30, 2006
              File No. 0-26659

Dear Mr. Belote:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Robert F. Telewicz, Jr.
              Senior Staff Accountant